UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Target Corporation

(Exact name of registrant as specified in its charter)

Minnesota	1-6049	41-0215170
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 Nicollet Mall, Minneapolis, Minnesota 55403

(Address of principal executive offices, including zip code)

Scott Lercel

Director of Social Responsibility & Sustainability

(612) 304-6073

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

Overview

This Form SD is being filed by Target Corporation (“Target”) pursuant to Rule 13p-1 under the Securities Exchange Act and Form SD (collectively, the “Conflict Minerals Rule”). As used in this Form SD, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten.

Target’s Conflict Minerals Policy; Participation in Industry Initiatives

Target supports the humanitarian goals of the Conflict Minerals Rule and recognizes the adverse impact from mining and trade of 3TG by armed groups in the Democratic Republic of the Congo (the “DRC”) and its adjoining countries. Furthermore, Target seeks neither, directly nor indirectly, to finance or benefit those armed groups. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule. To support Target’s efforts in complying with the Conflict Minerals Rule, Target adopted a conflict minerals policy (the “Conflict Minerals Policy”). The Conflict Minerals Policy includes, but is not limited to, Target’s expectation that each of the vendors with which it contracts to manufacture will:

1.              Adopt a policy relating to 3TG sourcing that is consistent with Target’s Conflict Minerals Policy and Annex II of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition;

2.              Implement a due diligence program in support of its 3TG sourcing policy;

3.              Complete the EICC-GeSI Conflict Minerals Reporting Template;

4.              Exercise due diligence in seeking upstream information to support the vendor’s responses to the questions in the EICC-GeSI Conflict Minerals Reporting Template;

5.              Use smelters certified as being free of conflict minerals whenever sourcing 3TG mined in the DRC; and

6.              Make available its due diligence in determining the source of its 3TG upon Target’s request.

Target also has taken an active role in 3TG responsible sourcing initiatives by the retail industry. Target is a founding Executive Committee Member of the Retail Industry Leaders Association Conflict Minerals Program, a multi-year program that helps retailers navigate the issue, the compliance requirements, and solutions through a combination of educational materials, benchmarking, implementation tools, and key partnerships.

Applicability of the Conflict Minerals Rule to Target

Target is a retailer selling both everyday essentials and fashionable, differentiated merchandise at discounted prices through 1,916 stores—1,789 in the United States and 127 in Canada—and at Target.com. Target does not manufacture any of the products it sells. A significant portion of Target’s sales is from national brand merchandise. Approximately one-third of Target’s 2013 sales are related to owned and exclusive brand products. Target is subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it exercises over the materials, parts, ingredients or components of some of its owned and exclusive brand products that contain necessary 3TG. However, for a portion of Target’s owned and exclusive brand products, it exercises no or minimal influence over the materials, parts, ingredients or components of the products. Due to that minimal influence, the Conflict Minerals Rule does not require Target to include those products and the related vendors in its conflict minerals disclosures. However, as discussed in the Conflict Minerals Report included as Exhibit 1.02, Target included in its compliance efforts all of its 2013 vendors of owned and exclusive brand products in selected merchandise categories.

Target does not do any direct business with any smelters or refiners of 3TG, so it has limited influence over them. As a “downstream” company (which means a company between the smelter or refiner and the consumer), it must rely on its vendors to provide accurate, reliable information about 3TG in its supply chain and on industry efforts to influence smelters and refiners. Target also believes that, in most cases, it is several or more vendor tiers removed from the smelters and refiners of 3TG used in its products. In addition, most of the vendors for Target’s owned and exclusive brand products are private companies, which are not otherwise required to comply with the Conflict Minerals Rule. However, through its leadership in the retail industry, and through the efforts described in this Form SD and the Conflict Minerals Report included as Exhibit 1.02, Target is helping to address some of those difficulties presented to downstream companies and encourage responsible sourcing in its supply chain.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided for 2013 as an Exhibit to this Form SD and is available at https://corporate.target.com/corporate-responsibility/responsible-sourcing/social-compliance/labor-and-human-rights under the heading “Conflict Minerals Policy.” The information contained on Target’s website is not incorporated by reference into this Form SD or its Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

As indicated in the Conflict Minerals Report, for 2013, Target was unable to determine whether any necessary 3TG contained in its owned and exclusive brand products in the merchandise categories included in its conflict minerals due diligence directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country or are from recycled or scrap sources.

Item 1.02.  Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01.  Exhibits

Exhibit 1.02.                           Conflict Minerals Report for the calendar year ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TARGET CORPORATION

Date: June 2, 2014	/s/ Kathryn A. Tesija
Kathryn A. Tesija
Chief Merchandising and Supply Chain Officer

EXHIBIT INDEX

Exhibit	Description	Method of Filing

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013.	Filed Electronically